March 18, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logility, Inc.

Form 10-K for the Fiscal Year ended April 30, 2008

Filed July 14, 2008

Form 10-Q for the Quarterly Period ended October 31, 2008

Filed December 10, 2008

Definitive Proxy Statement Filed July 28, 2008

File No. 000-23057

Dear Mr. Krikorian:

As Chief Financial Officer of American Software, Inc. (the “Company”), I am responding to your letter dated March 4, 2009 pertaining to the above-referenced filings. In this letter, I restate each of your comments and insert, following those comments, a detailed response or explanation.

General

1.	The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

The Tandy representations have been included in this letter, and thus are now being made directly by the Company.

Form 10-K for the Fiscal Year Ended April 30, 2008	Logility 470 East Paces Ferry Road
Item 8. Consolidated Financial Statements and Supplementary Data	Atlanta, Georgia 30305 USA Tel: 800.762.5207 Fax: 404.264.5206 www.logility.com

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 59

2.	We note your response to our prior comment number 6. Tell us why you do not bill at the same time that you earn revenue. Indicate the difference in number of days between when you record revenue and when you bill revenue to the customer. Your response does not address why the payment terms included within the software license agreement would result in unbilled license fee revenues at the end of the reporting period. Further, explain how you determined these unbilled amounts are fixed or determinable and collectability is probable. Refer to paragraphs 26 through 31 of SOP 97-2. Tell us if all of your software license agreements have similar payment terms.

We primarily generate services billings on a weekly basis. As a result of this weekly billing cycle, we experience timing differences whereby services revenues earned in one period are not billed until the subsequent reporting period. All services revenues not billed within the period earned are billed within 5 business days of the next period, with the exception of two customers, for which services revenues are billed on a monthly basis. These monthly billing cycles are driven by the respective services contracts procured with each customer.

Unbilled license fee accounts receivable represents revenue that has been recognized but, in accordance with the payment terms of the license agreement, which include specified payment terms that are considered fixed and determinable, have not yet been invoiced to the customers.

The Company considers the specific fact pattern present within each license fee arrangement when determining whether the payment terms included therein are fixed and determinable. Some specific factors we consider during our review process are as follows:

•	Whether the payment period is short in relation to the period during which the customer is expected to use the licensed products

•	Whether a significant portion of the license fees is due prior to the expiration of the software license

•	Our history of successfully collecting under the original payment terms of the contract without making concessions

In cases where the preceding factors are not present and it cannot be concluded that a fee is fixed or determinable at the outset of an arrangement, we recognize revenue as payments from customers become due (assuming all other conditions for revenue recognition have been satisfied).

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

The Company recognizes license fee revenues up-front for contracts with payment terms that are within our standard practice (assuming all other conditions for revenue recognition have been satisfied).

The Company currently believes payment terms which are due within a period that is significantly less than 12 months to be fixed and determinable.

The Company utilizes various trade publications, trade references, historical payment experience and other available financial information to determine if collectability is probable.

(6) International Revenue and Significant Customer, page 73

3.	We note your response to our prior comment number 8. Confirm that revenue from external customers attributed to any individual foreign country is not material. Disclose the basis for attributing revenue from external customers to individual countries. Consider disclosing why you have not allocated international revenues by individual country. In addition, disclose why you have not broken out long-lived assets located in the United States and in other foreign countries.

We confirm that revenues from external customers attributed to any individual foreign country are not material as of the fiscal year ending April 30, 2008. We disclosed to the staff in the first response letter our basis for attributing revenues from external customers to individual countries. Accordingly, we will disclose in our filings, on a prospective basis, the basis for attributing revenues from external customers to individual countries and also indicate why we have not broken out international revenues by individual countries. Additionally, we will disclose prospectively why we have not broken out long-lived assets located in the United States and in other foreign countries.

Item 11. Executive Compensation, page 81

Incorporated by Reference from Definitive Proxy Statement Filed on July 28, 2008

Elements of Compensation

Incentive Compensation, page 7

4.	In your response to our prior comment number 16, you state that, subsequent to the date of your definitive proxy statement, you approximately doubled the bonus award payable to Mr. Thomas with regard to the 2008 fiscal year. Please tell us your analysis as to the applicability of Item 5.02(e) of Form 8-K in this circumstance.

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

Item 5.02(e) of Form 8-K applies, among other circumstances, when a “… compensatory plan, contract or arrangement is materially amended or modified, or a material grant or award under any such plan, contract or arrangement is made or materially modified…”. As discussed in the response to your previous comment letter, the fiscal 2008 bonus paid to Mr. Thomas was increased from the $15,304 disclosed in our proxy statement to $29,412 after we discovered that his bonus plan had been misinterpreted. The bonus plan was established in the first quarter of the 2008 fiscal year and was not modified in any way. The error in interpretation resulted from an inadvertent mis-classification of a portion of our revenues, which in fact should have been classified into one of the revenue categories on which Mr. Thomas’ bonus was based. Thus, there was no amendment to or modification of the bonus plan for Mr. Thomas. The bonus payment correction did not constitute the making or modification of an award, since the award amount had simply been miscalculated and subsequently corrected. Moreover, the dollar amount of the bonus correction - $14,108 - is an amount the we consider not to be material in relation to (i) the assets or revenues of the Company; (ii) total fiscal 2008 compensation of our executive officers as a whole, which was in excess of $1.2 million; or (iii) Mr. Thomas’ total fiscal 2008 compensation of $198,460 (taking the corrected bonus into account).

In the absence of an amendment or modification to Mr. Thomas’ bonus arrangement, and based on our evaluation that the $14,108 amount was not material in the context of the bonus arrangement, we believe that the disclosure requirement under Item 5.02(e) of Form 8-K does not apply in this circumstance.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

J. Fair Value of Financial Instrument, page 8

5.	We have reviewed your response and proposed future disclosures in response to our prior comment number 11. Tell us your considerations of providing the methods and significant assumptions used to estimate the fair value of those investments that are classified as held-to-maturity. See paragraphs 10 and 15 of SFAS 107.

The fair values of our held-to-maturity securities are obtained from third-party broker statements. These investments consist of tax-exempt state and municipal bonds as well as U.S. Government debt securities and are recorded at amortized cost. The fair value amounts are primarily derived from quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. The Company has considered paragraphs 10 and 15 of SFAS 107; however, given the makeup of our held-to-maturity portfolio, we do not believe the disclosure of significant assumptions used to estimate

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

fair value for these securities to be necessary or practical. In our previous response we indicated that we would disclose the carrying amount and the maturity dates for these investments. In addition, we will disclose prospectively the range of effective interest rates for our held-to maturity investments.

I hereby acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”), that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This acknowledgement shall also apply to the response on behalf of the Company in the letter dated February 4, 2009 from our counsel, Henry B. Levi, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.

Please direct any further questions or comments relative to this letter to Mr. Levi, at 404-221-6508, or to me, at 404-264-5477. Please send a copy of any further comments or questions to the undersigned at fax: 404-264-5394, and also to Mr. Levi at his direct fax number, 404-238-9708.

Very truly yours,

/s/ Vincent C. Klinges
Vincent C. Klinges, Chief Financial Officer

cc:	Mr. J. Michael Edenfield
Mr. Henry B. Levi